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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 6-K

                    Report of Foreign Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934


For the month of             March                         , 2000
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                         Frontline Ltd.
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         (Translation of registrants name into English)

    Mercury House, 101 Front Street, Hamilton, HM 12, Bermuda
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            (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

    Form 20-F      ___X___        Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes  ________       No ___X___

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________



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FRO: Press Release

Frontline has of March 8, 2000, acquired US$ 46.75 million of Golden Ocean Limited US$ 296 million Senior Notes. The Notes have been acquired at an average price of approximately 11 % of par value. Golden Ocean is a shipping group, which controls 17 VLCC built after 1995 and 11 modern bulkcarriers. Five of the VLCCs are still under construction. Golden Ocean filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code, as of January 2000 and has through this protection been given a period of up to 135 days to file a petition for reorganisation. As one of Golden Oceans largest creditors, Frontline will seek to be actively involved in the restructuring process.

Frontline Acquires US$ 46.75 million of Golden Ocean Limited US$
296 million Senior Notes

Frontline has as of March 8, 2000 acquired US$ 46.75 million of Golden Ocean Limited US$ 296 million Senior Notes due in August
2001. The Notes have been acquired at an average price of approximately 11 % of par value.

Golden Ocean Group (the Group) is a shipping group, which controls 17 VLCC built after 1995. Five of the VLCCs are still under construction. In addition, the Group controls 11 modern bulkcarriers. Most of the delivered tonnage is presently employed on medium to long term charters.

Golden Ocean filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code, as of January 2000 and has through this protection been given a period of up to 135 days to file a petition for reorganisation. It is likely that any restructuring solution will give the bondholders a new debt instrument as well as the overwhelming majority equity stake in the Golden Ocean Group.

Frontline, which since 1996 has been one of the leading consolidators in the tanker industry, views the limited investment in Golden Ocean as an opportunity to accelerate this consolidation process further. As one of Golden Oceans largest creditors, Frontline will seek to be actively involved in the restructuring process. Frontline will, on request from the company and the creditors, be prepared to act as manager for the Golden Ocean Group. Such a management solution could substantially reduce the administration costs in Golden Ocean, and thereby improve the companys tight cashflow position. Management by Frontline, which today is the worlds largest independent tanker owner, should also increase Golden Oceans commercial credibility.




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Frontline feels that the Golden Ocean Bonds are fully valued at this time and will currently not seek to acquire more bonds in Golden Ocean. Frontline alone, or together with other industry partners, could however at acceptable terms, be prepared to advance new cash equity or new debt instruments into the Golden Ocean Group. These proceeds would be used to secure the financial stability of the Group. The most immediate need is to secure adequate equity financing for the remaining five VLCC newbuildings from Hitachi and Kawasaki, and ensure the Group has adequate working capital to continue its business.

Frontline Ltd. is the world largest tanker company, with a fleet of 26 modern Suezmaxes and 13 VLCCs all built after 1990. Total transport capacity is approximately 55 million barrels of oil. The Company is domiciled in Bermuda, and is listed in Oslo, New York and London. Current market capitalisation is approximately US$ 500 million.


09.03.00

Contact Person: Director Tor Olav Troim   47 - 23 11 40 00



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                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                  Frontline Ltd.
                                  _____________________________
                                  (Registrant)




Date     March 9, 2000       By   /s/ Kate Blankenship
                                  _____________________________
                                  Kate Blankenship
                                  Secretary


































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